Exhibit 4

Buy-back programme

Transaction in own shares

WPP plc (“WPP” or the “Company”) announces that on 21 March 2017 it purchased for treasury 199,982 of its ordinary shares at an average price of 1679.4958 pence per ordinary share. Details of the relevant repurchase transactions are set out below:

Description of shares:	WPP plc ordinary shares of 10 pence each

Number of shares repurchased:	199,982

Date of transaction:	21 March 2017

Time of transaction:	08:25 - 16:30

Price (pence):	1679.4958

Trading venue:	London Stock Exchange

Broker:	Merrill Lynch International

Following the above purchase, WPP holds 52,304,478 ordinary shares as treasury shares. The total number of WPP shares in issue is 1,279,576,252 (excluding shares to be held in treasury).

All transactions under this programme will be published on the Company’s website (www.wpp.com) on a daily basis.

Enquiries:

Marie Capes, Company Secretary	020 7408 2204